                                                                       CONFORMED

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

[  X  ]  Annual Report pursuant to Section 15(d) of the Securities Act of 1934
         (Fee Required)

         For the fiscal year ended May 31, 1995

                                       OR

[     ]  Transition report pursuant to Section 15(d) of the Securities Exchange
         Act of 1934 (No Fee Required)

         For transition period from _______________ to _______________

         Commission File Number 0-5751

                         COMPREHENSIVE CARE CORPORATION
                                   401(K) PLAN

                      ------------------------------------
                            (Full Title of the Plan)

                         COMPREHENSIVE CARE CORPORATION

                      -------------------------------------
          (Name of issuer of the securities held pursuant to the Plan)

                               350 West Bay Street
                          Costa Mesa, California 92627

                      -------------------------------------
                     (Address of principal executive office)

                         COMPREHENSIVE CARE CORPORATION

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                          MAY 31, 1995 AND MAY 31, 1994


================================================================================

                                                                                    PAGE
                                                                                    ----

Report of Independent Certified Public Accountants ........................        3 - 4

Statement of Net Assets Available for Benefits
    May 31, 1995 and 1994 .................................................            5

Statements of Changes in Net Assets Available for Benefits
    Years Ended May 31, 1995,1994 and 1993.................................            6

Notes to Financial Statements .............................................       7 - 29

Supplemental Schedules
    Item 27(a) - Schedule of Assets Held for Investment Purposes ..........           31
    Item 27(d) - Schedule of Reportable Transactions ......................           32



Other schedules are omitted because they are not applicable or are not a required disclosure under the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

            [LESLEY, THOMAS, SCHWARTZ AND POSTMAN, INC. LETTERHEAD]


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                                                                January 11, 1996

To the Plan Administrator of the
Comprehensive Care Corporation
401(k) Plan

         We have audited the accompanying statements of net assets available for benefits of the Comprehensive Care Corporation 401(k) Plan as of May 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years ended May 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respect, the net assets available for benefits as of May 31, 1995 and 1994, and the changes in net assets available for benefits for the years ended May 31, 1995, 1994 and 1993 in conformity with generally accepted accounting principles.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                      /s/ Lesley, Thomas Schwarz & Postman, Inc.
                                      A Professional Accountancy Corporation
                                      Newport Beach, California

                   COMPREHENSIVE CARE CORPORATION 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                            MAY 31,
                                                                 ---------------------------
                                                                    1995             1994
                                                                 ----------       ----------

ASSETS
    Investments, at fair value (Notes 1 and 3)
       Cash and cash equivalents                                 $  244,724       $  299,374
       Collective investment trusts                                    --            724,256
       Guaranteed income contract                                 1,132,100        1,109,184
       Common stock, Comprehensive Care Corporation                   9,182           13,393
       Participants' loans                                           43,103          113,923
                                                                 ----------       ----------

                                                                  1,429,109        2,260,130
                                                                 ----------       ----------
    Receivables
       Receivable from sale of investments                          748,130             --
       Participants' contributions                                   14,655           52,638
       Employer contributions                                        13,068            5,079
       Accrued interest                                               7,690            7,555
                                                                 ----------       ----------

                                                                    783,543           65,272
                                                                 ----------       ----------

    Cash                                                              2,700             --
                                                                 ----------       ----------

          Total assets                                            2,215,352        2,325,402
                                                                 ----------       ----------

LIABILITIES
    Accounts payable                                                  6,462            6,767
                                                                 ----------       ----------

          Total liabilities                                           6,462            6,767
                                                                 ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS                                $2,208,890       $2,318,635
                                                                 ==========       ==========








            See the accompanying notes to these financial statements

                   COMPREHENSIVE CARE CORPORATION 401(k) PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS

                             AVAILABLE FOR BENEFITS

                                                              YEARS ENDED MAY 31,
                                               -------------------------------------------------
                                                  1995                1994               1993
                                               -----------        -----------        -----------

ADDITIONS
     Investment income (Notes 1 and 3)
         Net appreciation in fair value of
              investments                      $   130,720        $    28,813        $    77,198
         Interest and dividends                    104,134            129,041            140,572
                                               -----------        -----------        -----------

                                                   234,854            157,854            217,770
                                               -----------        -----------        -----------
     Contributions
         Participants                              263,783            310,670            580,863
         Employer                                   29,247             12,798               --
                                               -----------        -----------        -----------

                                                   293,030            323,468            580,863
                                               -----------        -----------        -----------

              Total additions                      527,884            481,322            798,633
                                               -----------        -----------        -----------

DEDUCTIONS
     Benefits paid                                 618,146            854,646            819,523
     Insurance premiums                              1,967              6,077              9,582
     Administrative expenses                        17,516             18,712             29,930
                                               -----------        -----------        -----------

              Total deductions                     637,629            879,435            859,035
                                               -----------        -----------        -----------

NET DECREASE IN NET ASSETS
     AVAILABLE FOR BENEFITS                       (109,745)          (398,113)           (60,402)

NET ASSETS AVAILABLE FOR
     BENEFITS, beginning of year                 2,318,635          2,716,748          2,777,150
                                               -----------        -----------        -----------

NET ASSETS AVAILABLE FOR
     BENEFITS, end of year                     $ 2,208,890        $ 2,318,635        $ 2,716,748
                                               ===========        ===========        ===========




            See the accompanying notes to these financial statements

                   COMPREHENSIVE CARE CORPORATION 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                              MAY 31, 1995 AND 1994

NOTE 1 -        DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING
                POLICIES

         The following description of the Comprehensive Care Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         GENERAL - Effective August 1, 1986, Comprehensive Care Corporation (the "Company") established the Plan which is a defined contribution plan for the benefit of its eligible employees.

         On May 31, 1987, a rollover of the assets from the Comprehensive Care Corporation Stock Bonus Plan was made into the Plan.

         ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to net assets during the reporting period. Actual results could differ from those estimates.

         INVESTMENT VALUATION - The investments are recorded at quoted market prices except for the guaranteed income contract and participant loans. The guaranteed income contract is valued by The Hartford Life Insurance Company. The guaranteed income contract is valued at cost plus any accrued interest. The collective investment trusts are based on the quoted market values of the underlying investments. The participant loans are valued at the outstanding principal balance which the Plan administrator (the Company) has estimated approximates fair value. Any net unrealized appreciation or depreciation for the period is reflected in the statement of changes in net assets available for benefits.

         DIVIDEND AND INTEREST INCOME - Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

NOTE 1 -      DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING
              POLICIES (CONTINUED)

         ELIGIBILITY - Employees who have attained age 21 are eligible to participate in the Plan on the first day of the month coinciding with or next following the completion of six consecutive months of employment, commencing on the date the employee commences service. Employees who are covered under a collective bargaining agreement are ineligible to participate unless the agreement specifically provides for coverage under the Plan. In addition, those employees who are designated as on-call employees, employees covered by another qualified retirement plan, non-resident aliens who receive no compensation in the U.S., per diem employees and temporary employees who are designated as on-call employees, are ineligible to participate. No employee will be eligible to commence participation in the Plan so long as his or her participation in the Plan or an offer of participation would violate applicable federal or state securities laws.

         PARTICIPANT ACCOUNTS - The following separate accounts are maintained for each participant:

         1. The "Employee Match Account" is for matching Company contributions.

         2. The "Employee 401(k) Account" is for employee compensation deferral contributions.

         3. The "Rollover Account" is for amounts received from other qualified retirement plans.

         4. The "Stock Bonus Account" is for employee deferral contributions transferred to the Plan from the predecessor Plan.

         5. The "Employer Stock Bonus Account" is for Company contributions transferred to the Plan from the predecessor Plan.

         CONTRIBUTIONS - Each participant may contribute from two percent (2%) to fifteen percent (15%) of his or her compensation to the Plan. The Company may make a discretionary contribution to the Plan for all employees on the basis of his or her compensation. During the years ended May 31, 1995 and 1994, the Company made discretionary contributions of $29,247 and $12,798, respectively. The Company did not make any discretionary contributions during the year ended May 31, 1993. Contributions cannot exceed limits as prescribed by federal income tax law.

         VESTING - Each participant is one hundred percent (100%) vested in his or her contributions. The non-forfeitable percentage of each participant's Company contribution accounts is determined in accordance with the following table:

NOTE 1 -       DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING
               POLICIES (CONTINUED)


            NUMBER OF                        VESTED
         YEARS OF SERVICE                    PERCENTAGE
         ----------------                    ----------

         Less than one year                      0%
         One to two years                       50%
         Two or more years                     100%



         In addition, a participant becomes one hundred percent (100%) vested in his or her Company contribution accounts upon attainment of normal retirement date (age 65) while employed by the Company, or termination from employment due to total and permanent disability.

         INVESTMENT OF FUNDS - A participant may choose among the following investment funds in which his or her respective Employee 401(k) Account, and Rollover Account are to be invested in whole number multiples of ten percent (10%), except that only amounts allocated to his or her Employee 401(k) Account may be invested in the Insurance Fund, subject to the limitations described in the Plan:

         1. The "CompCare Stock Fund" invests entirely in Comprehensive Care Corporation common stock.

         2. The "Guaranteed Income Fund" invests in assets with a fixed rate of return.

         3. The "Equity Index Fund" invests in a registered collective investment trust which concentrates in diversified corporate equity investments.

         4. The "Money Market Fund" invests in a registered collective investment trust which concentrates in diversified money market accounts.

         5. The "Intermediate Bond Fund" invests in a registered collective investment trust which concentrates in diversified debt instruments.

         6. The "Insurance and Transfer Fund" invests in individual insurance policies.

         7. The "Participant Loan Fund" represents the unpaid principal of participant loans issued against the participant's vested interest in the Plan.

         8. The "Deferred Contribution Fund" represents unallocated assets which were funded by the Company and are restricted for future Company contributions.

NOTE 1 -       DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING
               POLICIES (CONTINUED)

         DISTRIBUTION OF PLAN BENEFITS - Each participant may elect to have his or her benefits distributed as follows:

         1.       A lump sum in cash or in kind, or

         2. Monthly installments over a period of time not to exceed the lesser of (A) ten years, or (B) the life expectancy of the participant or the combined life expectancy of the participant and his or her designated beneficiary.

         The installment payment option is, however, not available for a participant who terminates employment before attaining age 65 or by reason of total and permanent disability and who elects immediate distribution of his or her benefits. If the value of the vested portion of participant's account at the time of termination of employment with the Company is equal to or less than $3,500, the participant will receive an immediate lump sum payment. All such distributions will be paid in cash except that any participant who has at least one hundred (100) shares of CompCare stock allocated to his or her accounts, may elect to receive that portion of his or her accounts invested in the CompCare Stock Fund in shares of CompCare stock rather than in cash. Fractional shares will always be distributed in cash.

         The Plan records benefit expenses when paid.

         At May 31, 1995, 1994 and 1993, amounts to be paid to participants who have withdrawn from the Plan amounted to approximately $106,000, $25,000 and $54,000, respectively.

         PARTICIPANT FORFEITURES - All amounts representing forfeitures are used to reduce the amount of Company contributions declared for that Plan year. If amounts forfeited exceed required Company contributions for the applicable period, then such amounts shall be used to offset administrative expenses of the Plan.

         PLAN FEES AND COMMISSIONS - The Plan pays a substantial portion of the administrative expenses related to the operation of the Plan.

         PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, all amounts credited to a participant's deferral account will be fully vested.

NOTE 1 -       DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING
               POLICIES (CONTINUED)

         NON-DISTRIBUTED TESTING FOR EMPLOYEE AND EMPLOYER CONTRIBUTIONS - The Plan, as required by the IRC, performs annual tests between highly compensated participants versus non- highly compensated participants to insure that highly compensated participants are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund some of the excess deferral contributions. Excess deferral contributions, which are refunded within two and one-half (2 -1/2) months of the Plan year end, are accrued as a liability to the Plan. Excess deferral contributions which are not refunded within two and one-half (2-1/2) months of the Plan year end are recorded as a distribution in the Plan year which the refund is paid.

         At May 31, 1995 the Plan did not accrue a liability for the refund of excess deferral contributions, all of which were refunded later than two and one-half (2 -1/2) months following the Plan year end. The total liability for refunds of excess contributions at May 31, 1995 was $1,498.

NOTE 2 - TAX STATUS

         On May 24, 1988, the Internal Revenue Service issued a determination letter with respect to the Plan as adopted August 1, 1986. The Plan has, however, been amended substantially since the issuance of the letter. An application for determination regarding the qualified status of the amended Plan was submitted to the Internal Revenue Service on September 15, 1989. On April 10, 1990, the Internal Revenue Service issued a favorable determination letter regarding the qualified status of the Plan as amended.

         The amended Plan is qualified, therefore the participants in the Plan are not subject to federal or state income taxes on their contributions or the Company's contributions, or on the income or realized gains from sales of securities received by the trustee and credited to their accounts until they receive a distribution from the Plan.

NOTE 3 - INVESTMENTS

         The Plan's investments are held by a bank-administered trust fund, except for the guaranteed income contract which is on deposit with an insurance company. The following tables present the fair values of investments. Investments that represent five percent (5%) or more of the Plan's net assets are separately identified.

         Fair value of investments at May 31,1995 and 1994 consisted of the following:

DESCRIPTION                                                              1995             1994
-----------                                                           ----------       ----------

Investments at fair value as determined by quoted market price:
    Cash and cash equivalents
       Boatmen's Employee Benefit Short-Term Fund                     $  244,724       $  299,374
    Common stock
       Comprehensive Care Corporation                                      9,182           13,393

Investments at fair value as determined by a bank and
insurance company:
    Collective investment trusts
       Boatmen's Trust Co. Equity Index Fund I                              --            617,587
       Other                                                                --            106,669
    Guaranteed income contract
       Hartford Guaranteed Income Fund                                 1,132,100        1,109,184

Investments at estimated fair value:
    Participant loans                                                     43,103          113,923
                                                                      ----------       ----------

                                                                      $1,429,109       $2,260,130
                                                                      ==========       ==========


         During 1995, 1994 and 1993, the Plan's investments (including investments bought, sold and held during the respective periods) appreciated in value by $130,720, $28,813 and $77,198, respectively, as follows:


                                                                                  YEAR ENDED MAY 31,
                                                                       ------------------------------------------
                                                                          1995            1994             1993
                                                                       ---------        ---------       ---------
Investments
    Collective investment trusts                                       $ 127,874        $  27,689       $ 102,265
    Guaranteed income contact                                               --               --              --
    Common stock, Comprehensive Care Corporation                           2,846            1,124         (25,067)
                                                                       ---------        ---------       ---------
Net appreciation                                                       $ 130,720        $  28,813       $  77,198
                                                                       =========        =========       =========

         As discussed in Note 1, participants are allowed to invest in various investment fund. The following statements present the net assets available and changes in net assets available by participant directed funds.

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                               COMPCARE STOCK FUND

                                                                   MAY 31,
                                                            ---------------------
                                                             1995           1994
                                                            -------       -------

ASSETS
     Investments, at fair value
         Cash and cash equivalents                          $   228       $  --
         Collective investment trusts                          --            --
         Guaranteed income contract                            --            --
         Common stock, Comprehensive Care Corporation         9,182        13,393
         Participants' loans                                   --            --
                                                            -------       -------

                                                              9,410        13,393
                                                            -------       -------

     Receivables
         Participants' contributions                           --            --
         Employer contributions                                --            --
         Accrued interest                                      --            --
         Interfund transfers                                   --           1,164
                                                            -------       -------

                                                               --           1,164
                                                            -------       -------

     Cash                                                     2,700          --
                                                            -------       -------

              Total assets                                   12,110        14,557
                                                            -------       -------

LIABILITIES
         Accounts payable                                        32           475
         Interfund transfers payable                           --            --
                                                            -------       -------

              Total liabilities                                  32           475
                                                            -------       -------

NET ASSETS AVAILABLE FOR BENEFITS                           $12,078       $14,082
                                                            =======       =======

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             GUARANTEED INCOME FUND

                                                                      MAY 31,
                                                            ---------------------------
                                                               1995             1994
                                                            ----------       ----------

ASSETS
     Investments, at fair value
         Cash and cash equivalents                          $     --         $    2,828
         Collective investment trusts                             --               --
         Guaranteed income contract                          1,132,100        1,109,184
         Common stock, Comprehensive Care Corporation             --               --
         Participants' loans                                      --               --
                                                            ----------       ----------

                                                             1,132,100        1,112,012
                                                            ----------       ----------

     Receivables
         Participants' contributions                             6,765           19,623
         Employer contributions                                  6,243            2,220
         Accrued interest                                        6,407            6,532
         Interfund transfers                                      --              3,435
                                                            ----------       ----------

                                                                19,415           31,810
                                                            ----------       ----------

              Total assets                                   1,151,515        1,143,822
                                                            ----------       ----------

LIABILITIES
         Accounts payable                                        3,218            2,457
         Interfund transfers payable                              --               --
                                                            ----------       ----------

              Total liabilities                                  3,218            2,457
                                                            ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS                           $1,148,297       $1,141,365
                                                            ==========       ==========

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                EQUITY INDEX FUND

                                                                    MAY 31,
                                                            -----------------------
                                                             1995           1994
                                                            --------       --------

ASSETS
     Investments, at fair value
         Cash and cash equivalents                          $   --         $ 42,093
         Collective investment trusts                           --          617,587
         Guaranteed income contract                             --             --
         Common stock, Comprehensive Care Corporation           --             --
         Participants' loans                                    --             --
                                                            --------       --------

                                                                --          659,680
                                                            --------       --------

     Receivables
         Cash receivable from sale of investments            663,048           --
         Participants' contributions                           4,763         19,223
         Employer contributions                                3,878          1,674
         Accrued interest                                       --              148
         Interfund transfers                                    --              802
                                                            --------       --------

                                                             671,689         21,847
                                                            --------       --------

              Total assets                                   671,689        681,527
                                                            --------       --------

LIABILITIES
         Accounts payable                                      2,348          1,952
         Interfund transfers payable                            --             --
                                                            --------       --------

              Total liabilities                                2,348          1,952
                                                            --------       --------

NET ASSETS AVAILABLE FOR BENEFITS                           $669,341       $679,575
                                                            ========       ========

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                MONEY MARKET FUND

                                                                    MAY 31,
                                                            -----------------------
                                                              1995           1994
                                                            --------       --------

ASSETS
     Investments, at fair value
         Cash and cash equivalents                          $153,996       $137,348
         Collective investment trusts                           --             --
         Guaranteed income contract                             --             --
         Common stock, Comprehensive Care Corporation           --             --
         Participants' loans                                    --             --
                                                            --------       --------

                                                             153,996        137,348
                                                            --------       --------

     Receivables
         Participants' contributions                           1,958          7,395
         Employer contributions                                1,977            744
         Accrued interest                                        803            477
         Interfund transfers                                    --            1,478
                                                            --------       --------

                                                               4,738         10,094
                                                            --------       --------

              Total assets                                   158,734        147,442
                                                            --------       --------

LIABILITIES
         Accounts payable                                        504            358
         Interfund transfers payable                            --             --
                                                            --------       --------

              Total liabilities                                  504            358
                                                            --------       --------

NET ASSETS AVAILABLE FOR BENEFITS                           $158,230       $147,084
                                                            ========       ========

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             INTERMEDIATE BOND FUND

                                                                    MAY 31,
                                                            -----------------------
                                                              1995           1994
                                                            --------       --------
ASSETS
     Investments, at fair value
         Cash and cash equivalents                          $   --         $  7,746
         Collective investment trusts                           --          106,669
         Guaranteed income contract                             --             --
         Common stock, Comprehensive Care Corporation           --             --
         Participants' loans                                    --             --
                                                            --------       --------

                                                                --          114,415
                                                            --------       --------

     Receivables
         Cash receivable from sale of investments             85,083           --
         Participants' contributions                           1,168          5,546
         Employer contributions                                  970            441
         Accrued interest                                       --               19
         Interfund transfers                                    --               97
                                                            --------       --------

                                                              87,221          6,103
                                                            --------       --------

              Total assets                                    87,221        120,518
                                                            --------       --------

LIABILITIES
         Accounts payable                                        360            392
         Interfund transfers payable                            --             --
                                                            --------       --------

              Total liabilities                                  360            392
                                                            --------       --------

NET ASSETS AVAILABLE FOR BENEFITS                           $ 86,861       $120,126
                                                            ========       ========

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                             PARTICIPANT LOAN FUND

                                                                 MAY 31,
                                                          ----------------------

                                                            1995         1994
                                                          ---------    ---------
ASSETS
    Investments, at fair value
         Cash and cash equivalents                        $    ---     $    321
         Collective investment trusts                          ---          ---
         Guaranteed income contract                            ---          ---
         Common stock, Comprehensive Care Corporation          ---          ---
         Participants' loans                                43,103      113,923
                                                          --------     --------

                                                            43,103      114,244
                                                          --------     --------

    Receivables
         Participants' contributions                           ---          ---
         Employer contributions                                ---          ---
         Accrued interest                                      ---          ---
         Interfund transfers                                   ---          ---
                                                          --------     --------

                                                               ---          ---
                                                          --------     --------

             Total assets                                   43,103      114,244
                                                          --------     --------

LIABILITIES
         Accounts payable                                      ---          ---
         Interfund transfers payable                           ---        6,035
                                                          --------     --------

             Total liabilities                                 ---        6,035
                                                          --------     --------

NET ASSETS AVAILABLE FOR BENEFITS                         $ 43,103     $108,209
                                                          ========     ========

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                          INSURANCE AND TRANSFER FUND

                                                                     MAY 31,
                                                                 ---------------

                                                                  1995     1994
                                                                 ------   ------
ASSETS
    Investments, at fair value
         Cash and cash equivalents                               $---     $  938
         Collective investment trusts                             ---        ---
         Guaranteed income contract
                                                                  ---        ---
         Common stock, Comprehensive Care Corporation             ---        ---
         Participants' loans                                      ---        ---
                                                                 ----     ------

                                                                  ---        938
                                                                 ----     ------

    Receivables
         Participants' contributions                              ---        851
         Employer contributions                                   ---        ---
         Accrued interest                                         ---          3
         Interfund transfers                                      ---        ---
                                                                 ----     ------

                                                                  ---        854
                                                                 ----     ------

             Total assets                                         ---      1,792
                                                                 ----     ------

LIABILITIES
         Accounts payable                                         ---        851
         Interfund transfers payable                              ---        941
                                                                 ----     ------

             Total liabilities                                    ---      1,792
                                                                 ----     ------

NET ASSETS AVAILABLE FOR BENEFITS                                $---     $  ---
                                                                 ====     ======

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                           DEFERRED CONTRIBUTION FUND

                                                                   MAY 31,
                                                            -------------------

                                                              1995       1994
                                                            --------   --------
ASSETS
    Investments, at fair value
         Cash and cash equivalents                           $90,500   $108,100
         Collective investment trusts                            ---        ---
         Guaranteed income contract                              ---        ---
         Common stock, Comprehensive Care Corporation            ---        ---
         Participants' loans                                     ---        ---
                                                             -------   --------

                                                              90,500    108,100
                                                             -------   --------

    Receivables
         Participants' contributions                             ---        ---
         Employer contributions                                  ---        ---
         Accrued interest                                        476        376
         Interfund transfers                                     ---        ---
                                                             -------   --------

                                                                 476        376
                                                             -------   --------

             Total assets                                     90,976    108,476
                                                             -------   --------

LIABILITIES
         Accounts payable                                         ---        282
         Interfund transfers payable                              ---        ---
                                                             --------   --------

             Total liabilities                                    ---        282
                                                             --------   --------

NET ASSETS AVAILABLE FOR BENEFITS                            $ 90,976   $108,194
                                                             ========   ========

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              COMPCARE STOCK FUND

                                                       YEARS ENDED MAY 31,
                                                 -------------------------------

                                                   1995       1994       1993
                                                 --------   ---------  ---------
ADDITIONS
    Investment income
         Net appreciation (depreciation) in
             fair value of investments           $ 2,846    $  1,124    $(25,067)
         Interest and dividends                      ---          30           2
                                                 -------    --------    --------

                                                   2,846       1,154     (25,065)
                                                 -------    --------    --------
    Contributions
         Participants                                ---         ---         ---
         Employer                                    ---         ---         ---
                                                 -------    --------    --------

                                                     ---         ---         ---
                                                 -------    --------    --------

             Total additions                       2,846       1,154     (25,065)
                                                 -------    --------    --------

DEDUCTIONS
    Benefits paid                                  3,534      24,162      17,513
    Insurance premiums                               ---         ---         ---
    Administrative expenses                           78          99         713
    Interfund transfers                            1,238     (13,496)        416
                                                 -------    --------    --------

             Total deductions                      4,850      10,765      18,642
                                                 -------    --------    --------

NET DECREASE IN NET ASSETS AVAILABLE FOR
    BENEFITS                                      (2,004)     (9,611)    (43,707)

NET ASSETS AVAILABLE FOR BENEFITS, beginning
    of year                                       14,082      23,693      67,400
                                                 -------    --------    --------

NET ASSETS AVAILABLE FOR BENEFITS, end of year
                                                 $12,078    $ 14,082    $ 23,693
                                                 =======    ========    ========

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                             GUARANTEED INCOME FUND

                                                         YEARS ENDED MAY 31,
                                                 --------------------------------------

                                                    1995          1994          1993
                                                 ----------    ----------    ----------
ADDITIONS
    Investment income
         Net appreciation (depreciation) in
             fair value of investments           $      ---    $      ---    $      ---
         Interest and dividends                      85,801       107,744       111,588
                                                 ----------    ----------    ----------

                                                     85,801       107,744       111,588
                                                 ----------    ----------    ----------
    Contributions
         Participants                               111,314       117,069       214,854
         Employer                                    13,200         5,620           ---
                                                 ----------    ----------    ----------

                                                    124,514       122,689       214,854
                                                 ----------    ----------    ----------

             Total additions                        210,315       230,433       326,442
                                                 ----------    ----------    ----------

DEDUCTIONS
    Benefits paid                                   250,218       462,269       436,617
    Insurance premiums                                  ---           ---           ---
    Administrative expenses                           7,833         8,306        14,448
    Interfund transfers                             (54,669)      (41,074)        2,266
                                                 ----------    ----------    ----------

             Total deductions                       203,382       429,501       453,331
                                                 ----------    ----------    ----------

NET INCREASE (DECREASE) IN
    NET ASSETS AVAILABLE FOR
    BENEFITS                                          6,933      (199,068)     (126,889)

NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year                   1,141,365     1,340,433     1,467,322
                                                 ----------    ----------    ----------

NET ASSETS AVAILABLE FOR
    BENEFITS, end of year                        $1,148,298    $1,141,365    $1,340,433
                                                 ==========    ==========    ==========



           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                               EQUITY INDEX FUND

                                                       YEARS ENDED MAY 31,
                                                 --------------------------------

                                                   1995        1994        1993
                                                 --------    --------    --------
ADDITIONS
    Investment income
         Net appreciation in fair value of
             investments                         $120,110    $ 26,287    $ 91,668
         Interest and dividends                       ---         369       1,175
                                                 --------    --------    --------

                                                  120,110      26,656      92,843
                                                 --------    --------    --------
    Contributions
         Participants                              91,462     108,941     159,582
         Employer                                   9,483       4,287         ---
                                                 --------    --------    --------

                                                  100,945     113,228     159,582
                                                 --------    --------    --------

             Total additions                      221,055     139,884     252,425
                                                 --------    --------    --------

DEDUCTIONS
    Benefits paid                                 207,332     148,607     189,907
    Insurance premiums                                ---         ---         ---
    Administrative expenses                         6,528       5,958       8,366
    Interfund transfers                            17,428       1,426     (31,094)
                                                 --------    --------    --------

             Total deductions                     231,288     155,991     167,179
                                                 --------    --------    --------

NET INCREASE (DECREASE) IN
    NET ASSETS AVAILABLE FOR
    BENEFITS                                      (10,233)    (16,107)     85,246

NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year                   679,575     695,682     610,436
                                                 --------    --------    --------

NET ASSETS AVAILABLE FOR
    BENEFITS, end of year                        $669,342    $679,575    $695,682
                                                 ========    ========    ========

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                               MONEY MARKET FUND

                                                        YEARS ENDED MAY 31,
                                                 --------------------------------

                                                   1995        1994        1993
                                                 --------    --------    --------
ADDITIONS
    Investment income
         Net appreciation (depreciation) in
         fair value of investments               $    ---    $    ---    $    ---
         Interest and dividends                     8,154       7,101      10,468
                                                 --------    --------    --------

                                                    8,154       7,101      10,468
                                                 --------    --------    --------
    Contributions
         Participants                              36,049      42,151     151,275
         Employer                                   4,153       1,798         ---
                                                 --------    --------    --------

                                                   40,202      43,949     151,275
                                                 --------    --------    --------

             Total additions                       48,356      51,050     161,743
                                                 --------    --------    --------

DEDUCTIONS
    Benefits paid                                  40,424     122,119     113,151
    Insurance premiums                                ---         ---         ---
    Administrative expenses                         1,296       1,486       4,725
    Interfund transfers                            (4,507)     12,920      65,895
                                                 --------    --------    --------

             Total deductions                      37,213     136,525     183,771
                                                 --------    --------    --------

NET DECREASE IN NET ASSETS
    AVAILABLE FOR BENEFITS                         11,143     (85,475)    (22,028)

NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year                   147,084     232,559     254,587
                                                 --------    --------    --------

NET ASSETS AVAILABLE FOR
    BENEFITS, end of year                        $158,227    $147,084    $232,559
                                                 ========    ========    ========

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                             INTERMEDIATE BOND FUND

                                                       YEARS ENDED MAY 31,
                                                 --------------------------------

                                                   1995        1994        1993
                                                 --------    --------    --------
ADDITIONS
    Investment income
         Net appreciation in fair value of
             investments                         $  7,764    $  1,402    $ 10,597
         Interest and dividends                       ---         303         473
                                                 --------    --------    --------

                                                    7,764       1,705      11,070
                                                 --------    --------    --------
    Contributions
         Participants                              22,990      36,235      45,499
         Employer                                   2,411       1,093         ---
                                                 --------    --------    --------

                                                   25,401      37,328      45,499
                                                 --------    --------    --------

             Total additions                       33,165      39,033      56,569
                                                 --------    --------    --------

DEDUCTIONS
    Benefits paid                                  43,189      67,405      39,754
    Insurance premiums                                ---         ---         ---
    Administrative expenses                         1,265       1,371       1,678
    Interfund transfers                            21,975      (8,336)    (14,587)
                                                 --------    --------    --------

             Total deductions                      66,429      60,440      26,845
                                                 --------    --------    --------

NET INCREASE (DECREASE) IN
    NET ASSETS AVAILABLE FOR
    BENEFITS                                      (33,264)    (21,407)     29,724

NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year                   120,126     141,533     111,809
                                                 --------    --------    --------

NET ASSETS AVAILABLE FOR
    BENEFITS, end of year                        $ 86,862    $120,126    $141,533
                                                 ========    ========    ========

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                             PARTICIPANT LOAN FUND

                                                       YEARS ENDED MAY 31,
                                                 -------------------------------

                                                   1995        1994       1993
                                                 --------    --------   --------
ADDITIONS
    Investment income
         Net appreciation (depreciation) in
             fair value of investments           $    ---    $    ---    $    ---
         Interest and dividends                     4,967       8,049      11,743
                                                 --------    --------    --------

                                                    4,967       8,049      11,743
                                                 --------    --------    --------
    Contributions
         Participants                                 ---         ---         ---
         Employer                                     ---         ---         ---
                                                 --------    --------    --------

                                                      ---         ---         ---
                                                 --------    --------    --------

             Total additions                        4,967       8,049      11,743
                                                 --------    --------    --------

DEDUCTIONS
    Benefits paid                                  73,449      29,902      22,581
    Insurance premiums                                ---         ---         ---
    Administrative expenses                           ---         492         ---
    Interfund transfers                            (3,376)     32,991     (38,006)
                                                 --------    --------    --------

             Total deductions                      70,073      63,385     (15,425)
                                                 --------    --------    --------

NET INCREASE (DECREASE) IN
    NET ASSETS AVAILABLE FOR
    BENEFITS                                      (65,106)    (55,336)     27,168

NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year                   108,209     163,545     136,377
                                                 --------    --------    --------

NET ASSETS AVAILABLE FOR
    BENEFITS, end of year                        $ 43,103    $108,209    $163,545
                                                 ========    ========    ========

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          INSURANCE AND TRANSFER FUND

                                                          YEARS ENDED MAY 31,
                                                     ----------------------------

                                                       1995      1994      1993
                                                     --------  --------  --------
ADDITIONS
    Investment income
         Net appreciation (depreciation) in            $ ---     $ ---     $ ---
             fair value of investments
         Interest and dividends                          ---       978        43
                                                       -----     -----     -----

                                                         ---       978        43
                                                       -----     -----     -----
    Contributions
         Participants                                  1,967     6,274     9,653
         Employer                                        ---       ---       ---
                                                       -----     -----     -----

                                                       1,967     6,274     9,653
                                                       -----     -----     -----

             Total additions                           1,967     7,252     9,696
                                                       -----     -----     -----

DEDUCTIONS
    Benefits paid                                        ---       182       ---
    Insurance premiums                                 1,967     6,077     9,582
    Administrative expenses                              ---         4       ---
    Interfund transfers                                  ---       989       114
                                                       -----     -----     -----

             Total deductions                          1,967     7,252     9,696
                                                       -----     -----     -----

NET DECREASE IN NET ASSETS
    AVAILABLE FOR BENEFITS                               ---       ---       ---

NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year                          ---       ---       ---
                                                       -----     -----     -----


NET ASSETS AVAILABLE FOR
    BENEFITS, end of year                              $ ---     $ ---     $ ---
                                                       =====     =====     =====



           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                           DEFERRED CONTRIBUTION FUND

                                                        YEARS ENDED MAY 31,
                                                 --------------------------------

                                                   1995        1994        1993
                                                 --------    --------    --------
ADDITIONS
    Investment income
         Net appreciation (depreciation) in      $    ---    $    ---    $    ---
             fair value of investments
         Interest and dividends                     5,131       4,467       5,080
                                                 --------    --------    --------

                                                    5,131       4,467       5,080
                                                 --------    --------    --------
    Contributions
         Participants                                 ---         ---         ---
         Employer                                     ---         ---         ---
                                                 --------    --------    --------

                                                      ---         ---         ---
                                                 --------    --------    --------

             Total additions                        5,131       4,467       5,080
                                                 --------    --------    --------

DEDUCTIONS
    Benefits paid                                     ---         ---         ---
    Insurance premiums                                ---         ---         ---
    Administrative expenses                           516         996         ---
    Interfund transfers                            21,832      14,580      14,996
                                                 --------    --------    --------

             Total deductions                      22,348      15,576      14,996
                                                 --------    --------    --------

NET DECREASE IN NET ASSETS
    AVAILABLE FOR BENEFITS                        (17,217)    (11,109)     (9,916)

NET ASSETS AVAILABLE FOR
    BENEFITS, beginning of year                   108,194     119,303     129,219
                                                 --------    --------    --------

NET ASSETS AVAILABLE FOR
    BENEFITS, end of year                        $ 90,977    $108,194    $119,303
                                                 ========    ========    ========

NOTE 4 - STOCK SPLIT

         In October 1994, the Company made a one for ten reverse stock split on the Company's issued and outstanding stock.

                             SUPPLEMENTAL SCHEDULES

                   COMPREHENSIVE CARE CORPORATION 401(k) PLAN

                             SUPPLEMENTAL SCHEDULE

                                  MAY 31, 1995

                                   PLAN #001

                              FEIN #:  95-2594724

          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


                                              (c)DESCRIPTION OF INVESTMENT INCLUDING
   (a)      (b)IDENTITY OF ISSUE BORROWER,        MATURITY DATE, RATE OF INTEREST,                  (e)CURRENT
               LESSOR OR SIMILAR PARTY           COLLATERAL, PAR OR MATURITY VALUE      (d)COST        VALUE
 -------   ---------------------------       -------------------------------------     ----------   ----------
           Comprehensive Care Corporation    Common Stock, 23,788 Shares               $   84,726   $    9,182

           Boatmen's Employee Benefit        Money Market, 4.3%                        $  244,724   $  244,724
           Short Term Fund

           Hartford Life Insurance Company   Guaranteed Investment Contract, Various   $1,132,100   $1,132,100
                                             Rates

           Participant Loans                 Participant Loans, 7.75% - 8.75%          $   43,103   $   43,103



 See Independent Auditor's Report and the accompanying notes to the financial statements

                   COMPREHENSIVE CARE CORPORATION 401(k) PLAN

                             SUPPLEMENTAL SCHEDULE

                                  MAY 31, 1995

                                   PLAN #001

                              FEIN #:  95-2594724

         ITEM 27(d) - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS


                                                                                                             h)Current
                                                                                                              Value of
                                                                                                              Asset on
 a)Identity of Party                              c)Purchase    d)Selling   e)Lease  f)Expense  g)Cost of    Transaction   i)NetGain
      Involved         b)Description Of Asset       Price          Price     Rental   Incurred     Asset        Date       or (Loss)
--------------------   -----------------------    ----------    ---------   -------  ---------  ---------    -----------   ---------
Boatmen's Bank,        Money Market, 4.3%, 211     $533,091     $    ---     $---       $---     $533,091     $533,091     $    ---
Boatmen's Employee     Purchases
Benefit Short-Term
Fund

Boatmen's Bank,        Money Market, 4.3%, 162     $    ---     $570,146     $---       $---     $570,146     $570,146     $    ---
Boatmen's Employee     Sales
Benefit Short-Term
Fund

Boatmen's Trust Co.,   Common Trust, 20            $ 26,468     $    ---     $---       $---     $ 26,468     $ 26,468     $    ---
Collective Employee    Purchases
Benefit Trust Fund J

Boatmen's Trust Co.,   Common Trust, 20 Sales      $    ---     $140,796     $---       $---     $133,137     $140,796     $  7,659
Collective Employee
Benefit Trust Fund J

Boatmen's Trust Co.,   Common Trust, 20            $105,190     $    ---     $---       $---     $105,190     $105,190     $    ---
Collective Employee    Purchases
Benefit Trust Fund I

Boatmen's Trust Co.,   Common Trust, 15 Sales      $    ---     $842,497     $---       $---     $722,777     $842,497     $119,720
Collective Employee
Benefit Trust Fund I

 See Independent Auditor's Report and the accompanying notes to the financial statements

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the Plan has duly caused this annual report to be signed by the undersigned, thereunto duly authorized.






                           COMPREHENSIVE CARE CORPORATION 401(k) PLAN



                                      BY: /s/ Kerri Ruppert
                                         --------------------------
                                          KERRI RUPPERT
                                          COMMITTEE MEMBER




DATED:   March 13, 1996